EXHIBIT 99.6



FOR IMMEDIATE RELEASE

Litigation Update

Toronto - November 19, 2003 - The following is an update of the recent developments with regard to the legal proceedings between Archangel Diamond Corporation ("the Company") and Arkhangelskgeoldobycha ("AGD")

Russian Litigation

1994 Memorandum - Company Fails to Obtain Leave to Appeal to Supreme Arbitrazh Court

The Company has failed to obtain leave to appeal to the Russian Supreme Arbitrazh Court against the earlier decisions declaring, and twice confirming on appeal, that the Memorandum dated February 25, 1994 between the Company and AGD ("the Memorandum") was not concluded.

The Company submitted a petition for leave to appeal dated 15 September 2003 to the Russian Supreme Arbitrazh Court in Moscow, which was the last avenue of appeal ordinarily available in the Russian Arbitrazh Court system. This followed the decision of the St. Petersburg Court of Cassation dated 21 June 2003 refusing the cassation appeal brought by the Company against the earlier decisions of the Arkhangel'sk Arbitrazh Court at first instance and the Arkhangel'sk Court of Appeal.

A panel of three Supreme Arbitrazh Court judges issued a ruling dated 31 October 2003, notified to the Company on 13 November, refusing to transfer the case to the Presidium of the Supreme Arbitrazh Court for further consideration, thereby refusing leave to appeal. The three judges ruled that, under the applicable rules, there were no grounds for transferring the case to the Presidium.

Consequently, the original ruling that the Memorandum was not concluded (and therefore of no legal force or effect), which entered into force on 4 February 2003, has effectively been upheld and remains in place within Russia. The Company has exhausted all avenues of appeal in this case ordinarily available in the Russian Arbitrazh Court system.

Stockholm Appeal - The hearing of the Company's appeal to the Stockholm District Court remains set for 14-16 January 2004 (see press release dated 27 August
2003).

Colorado Appeal - The date for oral argument in the appeal to the Colorado State Court of Appeal has not yet been set. Oral argument is now expected to take place in the first quarter of 2004.

For further information contact:

Marina Mayorova
Archangel Diamond Corporation
Moscow
Tel: ++ 11 7 095 232 5570
general@archangeldiamond.com


Archangel Diamond Corporation
Toronto
Tel: ++ 416 423 1600

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contents of this news release.

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